# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bowman Consulting Group Ltd., CIK 0001847590
CUSIP: 103002101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia (VA), 20191
Date of event which requires filing of this statement: 09/15/2026
Amends the filing with accession number 0001193125-21-160500
Filed by CIK 0001859488
Persons authorized to receive notices and communications: Carter Brod, 101 Park Avenue, New York, New York (NY), 10178, 212-309-6000

## Reporting persons
- Bowman Gary (CIK 0001859488): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 780,948; shared voting power 1,270,735; sole dispositive power 780,948; shared dispositive power 1,270,735; aggregate amount beneficially owned 2,051,683 (12.4% of the class)
- Bowman Family Asset Management, LLC (CIK 0001888717): type of reporting person: other (OO); citizenship or place of organization: Virginia (VA); source of funds: other (OO); sole voting power 0; shared voting power 1,270,735; sole dispositive power 0; shared dispositive power 1,270,735; aggregate amount beneficially owned 1,270,735 (7.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Bowman Consulting Group Ltd.
Address of issuer's principal executive offices: 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia (VA), 20191
Comment:
The information in this Amendment No. 8 to Schedule 13D (this "Eighth Amendment" or this "13D/A") amends and supplements the Schedule 13D (the "Original Schedule 13D," and, as amended, the "Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons therein described on May 13, 2021, relating to the common stock, par value $0.01 per share (the "Common Stock"), of Bowman Consulting Group Ltd, a Delaware corporation ("BWMN," the "Issuer," or the "Company"), as amended by that Amendment No. 1 to Schedule 13D (the "First Amendment") filed with the SEC on September 23, 2021, that Amendment No. 2 to Schedule 13D (the "Second Amendment") filed with the SEC on October 13, 2021, that Amendment No. 3 to Schedule 13D (the "Third Amendment") filed with the SEC on November 16, 2021, that Amendment No. 4 to Schedule 13D (the "Fourth Amendment") filed with the SEC on February 15, 2022, that Amendment No. 5 to Schedule 13D (the "Fifth Amendment") filed with the SEC on December 13, 2022, that Amendment No. 6 to Schedule 13D (the "Sixth Amendment") filed with the SEC on November 24, 2023, and that Amendment No. 7 to Schedule 13D (the "Seventh Amendment") filed with the SEC on April 4, 2024.

Except as set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein without definition have the meaning assigned thereto in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly by: (i) Gary Bowman and (ii) Bowman Family Asset Management, LLC ("BFAM").

Mr. Bowman is the manager of BFAM.

The foregoing are referred to herein collectively as the "Reporting Persons".
Residence or business address: The address of each of the Reporting Persons is 12355 Sunrise Valley Drive, Suite 520, Reston, VA 20191.
Present principal occupation or employment: Mr. Bowman is the Issuer's Chief Executive Officer. BFAM's principal business is the management of the investment assets of Mr. Bowman and his family.
Criminal convictions in the last five years: No for all Reporting Persons.
Civil proceedings (securities laws) in the last five years: No for all Reporting Persons.
Citizenship:
Gary Bowman United States
BFAM Virginia

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

All of the securities that are held of record by Mr. Bowman and BFAM, and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional ordinary shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the ordinary shares or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Information in Rows 11 and 13 of the respective cover pages of the Reporting Persons is incorporated into this Item 5(a) by reference.

The Reporting Persons' aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 12.4%, based on a total of 16,591,912 shares of Common Stock outstanding as of October 1, 2026, as reported in the Issuer's definitive proxy statement filed on October 5, 2026.

Mr. Bowman disclaims beneficial ownership of all shares of Common Stock owned of record by BFAM, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Information in Rows 7 to 10 of the respective cover pages of the Reporting Persons is incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days:
Except as described below and in Item 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D.

On September 15, 2026, Mr. Bowman and BFAM disposed of 87,000 and 58,000 shares of Common Stock, respectively and for no consideration, each as a bona fide gift to a charitable donor-advised fund.

On September 23, 2026, Mr. Bowman and BFAM sold 37,500 and 22,500 shares of Common Stock, respectively, at a price of $42.553 per share, pursuant to a Rule 10b5-1 trading plan adopted by Mr. Bowman and BFAM on June 6, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 18, 2024, the Reporting Persons entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the "November 2024 Trading Plan"), pursuant to which up to 92,500 shares of Common Stock held by Mr. Bowman and up to 55,000 shares of Common Stock held by BFAM could be sold, respectively. The November 2024 Trading Plan terminated in accordance with its terms on June 5, 2025 and no transaction was executed thereunder.

On June 6, 2025, the Reporting Persons entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) (the "June 2025 Trading Plan"), pursuant to which up to 112,500 shares of Common Stock held by Mr. Bowman and up to 67,500 shares of Common Stock held by BFAM could be sold, respectively. Pursuant to the June 2025 Trading Plan, 112,500 shares of Common Stock were sold by Mr. Bowman and 67,500 shares of Common Stock were sold by BFAM between September 2025 and September 2026. The June 2025 Trading Plan terminated in accordance with its terms on September 25, 2026.

On March 11, 2026, the Reporting Persons entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) (the "March 2026 Trading Plan"), pursuant to which up to 100,000 shares of Common Stock held by Mr. Bowman and up to 60,000 shares of Common Stock held by BFAM could be sold, respectively, and which provides for a gift of up to 50,000 shares of Common Stock held by Mr. Bowman, with transactions scheduled to commence in October 2026. The March 2026 Trading Plan was terminated on September 15, 2026 prior to the execution of any transactions thereunder.

On August 10, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Prive Parent, Inc. ("Parent") and Prive Merger Sub, Inc. ("Merger Sub"), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding share of Common Stock (other than certain excluded shares) will be converted into the right to receive $43.00 in cash, without interest and subject to applicable withholding taxes. Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Voting and Support Agreement with Parent (the "Support Agreement"), pursuant to which they agreed, among other things, subject to the terms and conditions thereof, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against certain competing transactions, and agreed to certain restrictions on the transfer of their shares of Common Stock. The Support Agreement also contains certain waivers of appraisal rights and terminates upon the occurrence of specified events, including the termination of the Merger Agreement, the effective time of the Merger, or the receipt of the requisite stockholder approval. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full texts of such agreement, which is incorporated herein by reference as Exhibit A attached hereto.

As of the date hereof and except as described above, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Voting and Support Agreement https://www.sec.gov/Archives/edgar/data/1847590/000114036126038492/ny20081613x2_defm14a.htm#tANNXC

## Signatures
- Bowman Gary: /s/ Gary Bowman, Gary Bowman (10/22/2026)
- Bowman Family Asset Management, LLC: /s/ Gary Bowman, Gary Bowman / Manager (10/22/2026)